Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

June 19, 2015

Via EDGAR
Mellissa Campbell Duru
Special Counsel, Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
 100 F Street, N.E.
Washington, D.C. 20549-3628

Re:                             Sprott Physical Gold Trust
Schedule TO (File No. 005-87886)
Registration Statement on Form F-10 (File No. 333-204468)

Dear Ms. Duru:

We are counsel to Sprott Asset Management LP (the “Manager”), Sprott Asset Management Gold Bid LP (the “Gold Offeror”) and Sprott Asset Management Gold Bid GP Inc., a wholly owned subsidiary of the Manager, in connection with the offer (the “Gold Offer”) to purchase all of the issued and outstanding units (the “GoldTrust Units”) of Central GoldTrust, in exchange for units (the “Sprott Gold Units”) of Sprott Physical Gold Trust (the “Sprott Gold Trust”).

Following our letter dated June 11, 2015 to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Schedule TO (File No. 005-87886, the “Gold Schedule TO”) and registration statement on Form F-10 (File No. 333-204468, the “Gold Registration Statement”) and our telephone calls with the Staff, we submit this supplemental letter on behalf of the foregoing entities.

As per our previous letter to the Staff, the Gold Offeror will amend the Gold Offer by filing an amendment to the Schedule TO and the Gold Registration Statement that will include a notice of variation (the “Gold Notice of Variation”), which will be mailed to the holders of GoldTrust Units.

Terms not otherwise defined in this letter have the meanings ascribed to them in the offer and circular (the “Gold Circular”) included as an exhibit to the Gold Registration Statement and the Gold Schedule TO.

Absence of an Averaging Period

In considering the Staff’s no-action letters1 (the “Day 18 No-actions”) and the disclosures and procedures employed in recent precedent transactions that used a so-called “day 18” pricing mechanism, the Gold Offeror acknowledges that the Gold Offer does not contemplate an offer price indexed to a daily volume weighted average trading price during a specified period commencing on or after the date on which the offer is commenced and ending on a date that is at least two business days prior to the expiration date of the offer (an “Averaging Period”).

In contrast to the Day 18 No-actions and the precedent transactions that used a “day 18” pricing mechanism which established offer prices indexed to publicly traded shares of common stock, the Gold Offer price is based on the net asset value (“NAV”) of Central GoldTrust and of Sprott Physical Gold Trust, each of which is almost entirely based on the price of gold.  As disclosed in the Gold Circular (giving effect to the Gold Notice of Variation), the NAV to NAV Exchange Ratio means, for each GoldTrust Unit, such number of Sprott Gold Units that is equal to (i) the NAV per GoldTrust Unit (as calculated, in accordance with Central GoldTrust’s amended and restated declaration of trust, on the second business day prior to the expiration date of the Offer, including, in the case of Central GoldTrust’s gold bullion, the value thereof based on the London Bullion Market Association second fixing price for gold bullion on the second business day prior to the expiration date of the Offer) divided by (ii) the NAV per Sprott Gold Unit (as calculated, in accordance with the Sprott Gold Trust’s trust agreement, on the second business day prior to the expiration date of the Offer, including, in the case of Sprott Gold Trust’s gold bullion, the value thereof based on the London Bullion Market Association second fixing price for gold bullion on the second business day prior to the expiration date of the Offer).  Whereas exchange ratios based on prices of publicly traded shares of common stock can be volatile and vary significantly from day to day, the NAV to NAV Exchange Ratio remains almost constant because the NAV of each Sprott Gold Unit and each GoldTrust Unit is determined almost entirely by the price of gold, and any movement in the price of gold affects Central GoldTrust and Sprott Physical Gold Trust proportionally.2  By way of example, the NAV to NAV Exchange Ratio has remained constant at approximately 4.4 during the period between April 22, 2015, the day before the Manager announced its intention to pursue the Gold Offer, and June 15, 2015.

Consequently, an Averaging Period would serve no economic purpose in the context of an NAV to NAV Exchange Ratio.  Fundamentally, an Averaging Period is an economic term.  Averaging Periods are utilized not only in exchange offers and tender offers, but also in one-step mergers; and the length of the period and the manner in which they are calculated varies from transaction to transaction to fit the economic needs of the parties.  Parties employ an Averaging Period in a transaction as a means to ensure that the value that each party’s shareholders is to receive is not distorted by a temporary, short term fluctuation in the price of one or more of the securities underlying an exchange ratio.  As discussed above, the NAV to NAV Exchange Ratio is not subject to the kind of fluctuations that present the economic need for an Averaging Period, and in the context of Rule 14e-1, we do not believe an Averaging Period is necessary in order to clearly inform holders of GoldTrust Units of the price they are to receive for their units, as determined two days prior to the expiration of the Gold Offer.

1                   Lazard Freres & Co. (August 11, 1995), AB Volvo (May 16, 1997), Epicor Software Corporation (May 13, 2004), TXU Corporation (September 13, 2004), Procter & Gamble Co. (October 8, 2008) and Bristol-Myers Squibb Co. (November 16, 2009).

2                   Any potential variability is derived from (i) the value of the nominal amount of cash held by each party and (ii) the liabilities of each party (consisting of management and similar fees).  Also, Sprott Gold Trust has historically calculated NAV using a gold price at a different time of day than Central GoldTrust; however, for purposes of the NAV to NAV Exchange Ratio, Sprott will calculate NAV per Sprott Gold Unit utilizing the London Bullion Market Association second fixing price for gold bullion, which is the manner in which Central GoldTrust calculates NAV per GoldTrust Unit.

The Gold Offeror understands that a change in the manner in which the NAV to NAV Exchange Ratio is determined would require that at least 10 business days remain prior to the expiration of the Gold Offer following the announcement of such change.

In addition, pursuant to the Sprott Trust Agreement, Sprott Gold Trust may only issue Sprott Gold Units if the net proceeds per Sprott Gold Unit received are not less than 100% of the most recently calculated NAV per Sprott Gold Unit prior to, or upon, the determination of the pricing of such issuance.3  As a result, requiring Sprott Gold Trust to calculate the NAV to NAV Exchange Ratio based on an Averaging Period could result in Sprott Gold Trust being obligated to issue Sprott Gold Units at a price below NAV on “day 18,” which would be prohibited by the Sprott Trust Agreement.

Availability of indicative NAV information

The Gold Offeror will clearly disclose in the Gold Notice of Variation that holders of GoldTrust Units may contact Kingsdale Shareholder Services (in its capacity as information agent (the “Information Agent”)) at 1-888-518-6805 toll free in North America or at 1-416-867-2272 outside of North America should they wish to obtain an indicative NAV to NAV Exchange Ratio4 during the duration of the Offer prior to the fixing of the ratio or the same business day prior to the expiration of the Offer.  In particular, holders of GoldTrust Units can obtain an indicative NAV to NAV Exchange Ratio as if such was calculated as of that day provided they contact the Information Agent after 6:00 p.m. on such day; if holders of GoldTrust Units contact the Information Agent before 6:00 p.m. on a particular business day, they can obtain an indicative NAV to NAV Exchange Ratio as if such was calculated as of the previous business day.  Moreover, the Gold Offeror will inform holders of GoldTrust Units in the Gold Notice of Variation that Sprott Gold Trust publishes, and Central GoldTrust has historically published, its daily NAV per unit on their respective websites.

3                   Section 5.1(b) of the Sprott Physical Gold Trust Amended and Restated Trust Agreement dated as of February 27, 2015 provides in relevant part that, “The Manager shall not direct the Registrar and Transfer Agent to allot and issue Units of the same class subsequent to the Trust’s initial public offering, except: (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated Net Asset Value per Unit prior to, or upon, the determination of the pricing of such issuance; or (ii) by way of Unit distribution in connection with an income distribution.”

4                   For the purposes of an indicative “NAV to NAV Exchange Ratio,” the Information Agent will use the gold bullion pricing as determined by the London Bullion Market Association second fixing price for gold bullion.  Please see footnote 2.

Silver Offer

As addressed in our letter dated June 11, 2015, concurrently with the Gold Offer, the Manager, Sprott Asset Management Silver Bid LP (the “Silver Offeror”) and Sprott Asset Management Silver Bid GP Inc., commenced an offer (the “Silver Offer”) to purchase all of the issued and outstanding units of Silver Bullion Trust, in exchange for units of Sprott Physical Silver Trust.  In connection with the Silver Offer, the Sprott Physical Silver Trust filed a registration statement on Form F-10 (File No. 333-204467, the “Silver Registration Statement”)5 with the Commission on May 27, 2015.  The Silver Offer has the same terms and conditions of the Gold Offer.  Accordingly, the foregoing considerations apply to the Silver Offer, and the Silver Offeror will use the foregoing structure and procedures in the Silver Offer.

*  *  *  *

If you have any questions concerning the above, please do not hesitate to contact the undersigned at (212) 373-3434 or (212) 373-3024.

Sincerely,

/s/ Christopher J. Cummings	/s/ Edwin S. Maynard
Christopher J. Cummings	Edwin S. Maynard

cc:      Arthur Einav
Sprott Inc.

Kirstin H. McTaggart

Sprott Asset Management LP

John Ciardullo

Stikeman Elliott LLP

5                   The units of Sprott Physical Silver Trust are not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, Regulation 14D promulgated under the Exchange Act does not apply to the Silver Offer. Accordingly, the Silver Offeror did not file a Schedule TO with respect to the Silver Offer.